

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

Via E-mail
David J. Turner, Jr.
Chief Financial Officer
Regions Financial Corporation
1900 Fifth Avenue
Birmingham, AL 35203

>   **Re: Regions Financial Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **File No. 000-50831**

Dear Mr. Turner:

We have reviewed your July 25, 2011 response to our comment letter dated July 1, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

Our status as a non-investment grade issuer…, page 21

1. We note your responses to prior comments one and two, including your proposed disclosure in response to prior comment two. Please revise your proposed disclosure to quantify the impact that downgrades to your credit ratings have had and that additional downgrades would have. In this regard, we note your disclosure regarding additional collateral requirements described in Note 20 to your financial statements.

Negative perceptions associated with our continued participation…, page 24

2. We note your response to prior comment three and we believe that the information contained in your response should be discussed in this risk factor. Please revise future filings to do so. In addition, please tell us how your response is reconciled with statements made by you and/or your executives regarding your plans to repay TARP. In this regard, we note that on your earnings call for the 2010 fiscal year, your chief executive officer implied that you have not repaid TARP because you are being patient and prudent and waiting for more favorable repayment terms. Additionally, your chief executive officer stated that you have discussed your capital plan with your Regulatory supervisors.

Item 7. Management's Discussion and Analysis

Credit Risk

Portfolio Characteristics, page 96

Home Equity, page 99

3. Refer to your response to prior comment six, and please revise your disclosure in future filings to include the information discussed in your response, including the following:

- The amount of second liens for which the first lien is held by another institution;

- The fact that you are unable to track payment status on first liens held by another institution and state whether this includes changes in status due to loan modifications. Also, disclose the fact that when your second lien position becomes delinquent, you attempt to contact the first lien holder and inquire as to the payment status of the first lien but you do not continuously monitor the payment status of the first liens;

- Disclose that none of your home equity lines of credit have converted to amortizing, and state when the vast majority of your home equity lines of credit convert to amortizing. Also, clarify whether a balloon payment means there are no principal payments until the balloon payment is due;

- Disclose that your home equity loans have higher default and delinquency rates than your home equity lines of credit as was expected at origination, and clarify the reasons you expected this difference at origination, particularly given that your home equity lines were underwritten at the fully amortizing rate. Also, address whether you expect home equity loans secured with a second lien to perform worse than home equity lines of credit with a second lien. Based on your response to prior comment 21, it appears that in both instances, you would expect a full balance charge-off in the event of default on the first lien;

- Refer to your response to prior comment 21, and disclose that you do not normally pursue foreclosure for a junior lien in markets where home values have dropped significantly, and short sale offers and settlement agreements are often received by the junior lien holders well before the home equity balance becomes seriously delinquent, resulting in full balance charge-off;

- Disclose the loss severity typically experienced on your junior lien loans and lines of credit; and

- Discuss the extent to which you consider the risk to your second lien portfolio due to the existence of first liens that you do not hold, and how such risk is incorporated into your allowance for loan losses, including the risk due to lack of information from the first lien holder.

Non-Performing Assets, page 107

4. Refer to your response to prior comment eight. Please quantify the amount of non-performing loans sold to an investor for which you financed approximately 60% of the loan sale in 2010, and tell us the extent to which you performed similar financing transactions in 2008 and 2009. Also, address how you considered ASC 942-810-S99-1 (SAB Topic 5:V) in your accounting analysis, including your assessment of whether your financing of such a significant component of the sales price represented continuing involvement with the related non-performing loans.

5. Refer to your response to prior comment nine. Please tell us in more detail how you identify your potential problem loans, and address the following:

- Why you do not identify any consumer loans as potential problem loans;

- The criteria that problem asset managers utilize in each geographic region, including credit quality factors assessed, and how you verify consistency in how the potential problem loans are identified;

- Why you apply a probability weighting to arrive at your potential problem loans over the next three months, and whether you expect potential problem loans to migrate into non-performing over the next three months;

- Provide an illustration as to how probability weighting of loans works with an example of loans that would be included as potential problem loans as part of the probability weighting analysis and examples of those that would not;

- Clarify the percentage probability needed to classify the loan as a potential problem loan; and

- The amount of potential problem loans as of December 31, 2010 that migrated into non-performing as of March 31, 2011.

6. Refer to your response to prior comment ten, and revise your disclosure in future filings to include the information you provided regarding 90+ days past due and still accruing balances that are insured or guaranteed by the FHA, VA, or USDA for each period presented.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Loans Held for Sale, page 124

7. Refer to your response to prior comment 11, and please revise your disclosure in future filings to include the information provided in your response regarding the difference in classification of gains and losses on loans held for sale.

Note 5. Allowance for Credit Losses, page 141

8. Refer to your response to prior comment 20. We note your disclosure on page 99 specifically addresses the outstanding balance of residential first mortgage and home equity loans where the current LTV is greater than 100 percent. Please revise your disclosure in future filings to include the outstanding balance of residential first mortgage and home equity loans by current LTV bucket as follows: 100% +, 80% – 100%, and below 80%. If you do not have this information for your entire residential first mortgage and home equity loan portfolios, but you have some subset of this information, please disclose that LTV information and disclose that for the remaining loans in that category that current LTV is not available.

9. Refer to your response to prior comment 20. We acknowledge that you do not have the systems capability to aggregate weighted average LTV data on a disaggregated basis for commercial and investor real estate loans. Please tell us whether you are able to aggregate some subset of this information for disclosure purposes. For example, tell us whether you are able to quantify the outstanding balance of criticized or classified loans for which the current LTV is greater than 100%, between 80% and 100%, and below 80%.

10. Refer to your response to prior comment 21. We note your response that you consider additional factors, such as periodic updates of FICO scores, unemployment, home prices, and geography. It seems that these factors may represent leading indicators of credit quality before the loan goes delinquent, especially in the case of second liens where you do not obtain updated information regarding the related first liens. Please revise your disclosure in future filings to disclose the additional credit quality indicators that you utilize to assess your home equity portfolio. Specifically, disclose whether you update FICO scores on an annual basis or more frequently, and disclose your home equity portfolio by FICO score on a disaggregated basis.

Note 9. Foreclosed Properties, page 151

11. Refer to your response to prior comment 24. Please provide the proposed disclosures you included in your previous response in your next Form 10-Q. Additionally, to the extent that the write-downs you record on foreclosed property are significant in percentage terms, please revise your disclosure to clarify how similar price declines are incorporated into your allowance calculation for collateral dependent loans as well as loans that are not individually identified for impairment but are secured by properties.

Note 21. Fair Value Measurements

Items Measured at Fair Value on a Recurring Basis, page 178

Items Measured at Fair Value on a Non-Recurring Basis, page 184

12. Refer to your response to prior comment 25. Please tell us how typical it is for you to make adjustments to real estate appraisals obtained for your foreclosed property, other real estate and loans held for sale. As part of your response, tell us the main factors driving the price adjustments and whether you discuss the changes with the valuation firm so that the appraisals may be performed to incorporate the information that you believe is more appropriate in the future. Finally, tell us whether your adjustments typically result in an increase or decrease of the appraisal value and discuss the relative size of the adjustments.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 30

13. Please provide us with disclosure that shows how comment 28 of our letter dated July 1, 2011 would have been addressed in your 2011 proxy statement.

Form 8-K filed July 26, 2011

14. We note your discussion and presentation of pre-tax pre-provision net revenue (PPNR) and that you have concluded and labeled this measure as "GAAP" on page 8 of your press release. We do not believe that PPNR is a GAAP measure simply because it is calculated based on numbers contained on the face of your income statement. Instead, this would appear to be a non-GAAP measure as it represents a measure of profitability, but it excludes one of the most important and significant costs of the bank, the provision for loan losses. Thus, please revise future filings to also label this measure as non-GAAP. Additionally, given that the measure includes all expenses other than taxes and the provision for loan losses, tell us why you believe it is more informative to label the measure PPNR, instead of something more descriptive like pre-tax pre-provision income or profit.

15. In future filings, please remove your references to "core" PPNR since this gives the appearance that the provision is not a core component of your business.

You may contact Staci Shannon at (202) 551-3374 or Stephanie Hunsaker at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director